Writer’s Direct Number	Writer’s E-mail Address
212.756.23726	eleazer.klein@srz.com

April 5, 2018

VIA EDGAR AND ELECTRONIC MAIL

Tiffany P. Posil Special Counsel, Office of Mergers and Acquisitions Division of Corporation Finance 100 F Street, NE U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:	Avis Budget Group, Inc. Revised Preliminary Proxy Statement Filed on Schedule 14A Filed April 3, 2018 by SRS Management, LLC File No. 001-10308

Dear Ms. Posil:

On behalf of SRS Investment Management, LLC (“SRS”) and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated April 5, 2018 (the “SEC Comment Letter”) in connection with the preliminary proxy statement on Schedule 14A filed on March 23, 2018 (the “Preliminary Proxy Statement”) filed by SRS with respect to Avis Budget Group, Inc. (“Avis” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a second revised preliminary proxy statement on Schedule 14A (the “Second Revised Preliminary Proxy Statement”). The Second Revised Preliminary Proxy Statement reflects revisions made to the Revised Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Unless otherwise noted, the page numbers in the responses refer to pages in the Second Revised Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Second Revised Preliminary Proxy Statement.

Tiffany P. Posil, Esq.

April 5, 2018

Background of this Proxy Solicitation, page 3

We note the disclosure added in response to prior comment 2 which suggests that SRS entered the Amended and Restated Cooperation Agreement for the purpose of having the Company remove the Poison Pill in the interests of all stockholders. Please disclose the other material features of the agreement (e.g., the board representation and standstill provisions).

In response to the Staff's Comment, the Filing Persons have supplemented their disclosure on page 3 of the Second Revised Preliminary Proxy Statement to disclose the other material features of the Amended and Restated Cooperation Agreement, which the Filing Persons respectfully note reflects previous disclosure related to the Amended and Restated Cooperation Agreement made by SRS and the Company in other public filings made with the Staff.

* * *

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein